UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1) *

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

TURNING POINT THERAPETUICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

90041T 10 8

(CUSIP Number)

Victoria A. Whyte

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,268,660
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,268,660
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,268,660 shares of Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% of the shares of Common Stock (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:

(1)              Common Stock are held of record by S.R. One, Limited (“SR One”), an indirect, wholly-owned subsidiary of GlaxoSmithKline plc.

(2)              Based upon 41,338,915 of the Issuer’s Common Stock outstanding as of May 21, 2020, upon closing of the Issuer’s public offering, as reported in the Issuer’s prospectus dated May 15, 2020 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on May 19, 2020 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).

Item 1.  Security and Issuer.

This statement on Schedule 13D amends and supplements the statement on Schedule 13D originally filed on April 26, 2019, (the “Schedule 13D”, and as amended by this Amendment No. 1, the “Statement”) with respect to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Turning Point Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 10628 Science Center Drive, Suite 200, San Diego, CA 92121. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached.

Item 3. Source or Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding the following:

S.R. One acquired 83,333 shares of Common Stock on May 21, 2020 in the Issuer’s public offering at a price $60.00 per share. The total consideration paid by S.R. One for such shares was $4,999,980, and the consideration was obtained from the working capital of S.R. One.

Item 4. Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding the following:

May 2020 Lock-Up Agreement

In connection with the Issuer’s public offering on May 21, 2020 (the “May 2020 Public Offering”), SR One agreed with the underwriters of the May 2020 Public Offering to a lockup-up agreement (“May 2020 Lock-Up Agreement”), a copy of which is attached as Exhibit 3 hereto. Pursuant to the May 2020 Lock-Up Agreement, SR One agreed that they shall not, and shall not cause or direct any of its affiliates to, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of Common Stock of the Company, or any options or warrants to purchase any shares of Common Stock of the Company, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock of the Company, (ii) engage in any hedging or other transaction or arrangement which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition, or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of Common Stock of the Company or derivative instruments, whether any such transaction or arrangement would be settled by delivery of Common Stock or other securities, in cash or otherwise or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above, without the prior written consent of Representatives, for a period of 90 days after the date of the underwriting agreement executed in connection with the May 2020 Public Offering.

Waiver of Registration Rights Agreement:

On May 15, 2020, in connection with the May 2020 Public Offering, the Issuer and SR One entered into a Waiver of Registration Rights and Notice agreement (the “Waiver”), a copy of which is attached as Exhibit 4 hereto. Pursuant to the Waiver, any rights under the Fourth Amended and Restated Investor Rights Agreement (the “IRA”) of persons that hold outstanding Registrable Securities (as defined in the IRA), to receive notices regarding or to include Registrable Securities in any offering pursuant to the registration statement filed by the Issuer in connection with the May 2020 Public Offering were waived.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Items 5 (a) and (b) of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

a)      GlaxoSmithKline plc beneficially owns 2,268,660 shares of Common Shares, which represents 5.5% of the of the 41,338,915 shares of Common Stock outstanding as of May 21, 2020, as reported in the Final Prospectus;

b)      GlaxoSmithKline plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 2,268,660 shares of Common Stock described in Item 5a above.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information included in Item 4 is incorporated herein by reference.

Item 7

The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit	Name

3	Form Lock-Up Agreement (dated as of May 15, 2020)

4	Registration Rights Waiver (dated as of May 3, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2020

GLAXOSMITHKLINE PLC

By:	/s/ Victoria A. Whyte
Name:	Victoria A. Whyte
Title:	Authorized Signatory

SCHEDULE 1

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Charles Bancroft	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Manvinder Singh Banga	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British & Indian
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US
Dr. Vivienne Cox	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr Laurie Glimcher	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British
Urs Rohner	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Swiss
Jonathan Symonds	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British

Corporate Executive Team
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US
Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Vaccines	Irish
Diana Conrad	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resoures	Canadian
James Ford	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President & General Counsel	British & US
Nick Hirons	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Ethics and Compliance	British & US
Sally Jackson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Communications and CEO Office	British
Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British
Brian McNamara	184 Liberty Corner Road Warren NJ, 07059	Chief Executive Officer, GSK Consumer Healthcare	US
Luke Miels	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Pharmaceuticals	Australian
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British
Regis Simard	980 Great West Road Brentford Middlesex, England TW8 9GS	President Pharmaceutical Supply Chain	French & British
Karenann Terrell	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Digital and Technology Officer	Canadian
Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Affairs	British
Deborah Waterhouse	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer of ViiV Healthcare	British